7:

A.B.N. 32 009 344 058

4 Whipple St, Balcatta, 6021, Western Australia

PO Box 901, Balcatta, 6914, Western Australia

Ph +61 8 9441 2311

Fax: +61 8 9441 2111

Website: www.orbitalcorp.com.au

22 November 2006

The Manager

Company Announcements Office

Australian Stock Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

ORBITAL SHARE PURCHASE PLAN

In accordance with the Listing Rules, we attach copies of the following documents which are to be dispatched to eligible shareholders of Orbital Corporation Limited:

1. Letter from Chairman introducing the Share Purchase Plan;

2. Terms and Conditions of the Share Purchase Plan; and

3. Entitlement and Acceptance Form.

Yours faithfully

K A Halliwell

Company Secretary

A.B.N. 32 009 344 058

4 Whipple St, Balcatta, 6021, Western Australia

PO Box 901, Balcatta, 6914, Western Australia

Ph +61 8 9441 2311

Fax: +61 8 9441 2111

Website: www.orbitalcorp.com.au

22 November 2006

Dear Shareholder

Share Purchase Plan Offer

Orbital Corporation Limited (Orbital or Company) announced to the Australian Stock Exchange (ASX? on 14 November 2006 it had undertaken a share placement which raised A$4.0 million for working capital requirements.

The Board of Directors of Orbital is now pleased to provide an opportunity for all eligible shareholders to participate in the capital raising initiatives of Orbital through a Share Purchase Plan (SPP).

Registered holders of Orbital shares as at 5.00 pm (Perth time) on 21 November 2006 (the Record Date) with addresses in either Australia or New Zealand are eligible to participate in the SPP.

The SPP is seeking to raise a minimum of A$2.0 million (before expenses), by offering shares at an issue price of A$0.15 per share. If the total of all applications received under the SPP is less than A$2.0 million (13,333,333 shares), then Patersons Securities Limited (the Underwriter) will apply for the balance.

The price per share under the recent placement was A$0.15 and eligible shareholders are now being offered the opportunity to participate in the SPP at the same price. The price of A$0.15 per share represents a discount of approximately:

* 21.7% to the daily volume weighted average share price (VWAP) of shares traded over the five ASX trading days; and

* 4.2% to the VWAP of shares traded in the month,

before the placement and SPP were announced.

Eligible shareholders may apply for a parcel of up to A$5,000 worth of shares without incurring any brokerage or other transaction costs. Applications will be rounded down to the nearest whole number of shares. So, for the maximum subscription of A$5,000 per eligible shareholder, applicants would be allotted 33,333 Orbital shares.

The Underwriter has underwritten the SPP to A$2.0 million. In the event of demand in excess of this amount, Orbital may elect to accept additional SPP applications, or alternatively, scale back applications.

The SPP offer will close at 5.00 pm (Perth time) on 7 December 2006.

Full details on how you can purchase up to A$5,000 of Orbital shares are contained in the attachments to this letter.

I encourage you to read all the documentation in relation to the SPP carefully before deciding whether to participate.

To participate in the SPP, follow the instructions set out on the back of the attached Entitlement and Acceptance Form. This letter, the attached Terms and Conditions document and the Entitlement and Acceptance Form (to be completed and lodged by applicants) set out all the details of the SPP offer.

I look forward to your continuing support of Orbital Corporation Limited.

Yours sincerely

Don Bourke

Chairman

ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

SHARE PURCHASE PLAN (SPP)

TERMS AND CONDITIONS

HOW TO PARTICIPATE IN THE SPP

You are eligible to participate in the SPP (Eligible Shareholder) if you were registered as a holder of fully paid ordinary shares in the Company at 5.00 pm (Perth time) on the Record Date, being Tuesday, 21 November 2006, and your registered address is in Australia or New Zealand.

This offer to purchase shares under the SPP is non-renounceable. This means that you cannot transfer your rights to purchase shares under the SPP to another person or entity.

Only Eligible Shareholders are eligible to participate. Persons beneficially entitled to shares under a trust or who hold shares through a nominee will not be eligible to apply. However, trustees and nominees on the Orbital register of members may apply for shares under the SPP for each occasion in which they are registered as a trustee or nominee for a different beneficiary named on the register.

If you are eligible to purchase shares in the SPP, participation is entirely at your option.

If you apply to participate in the SPP by completing and returning the Entitlement and Acceptance Form:

(a) your application, on the terms and conditions of the SPP, is unconditional and you cannot withdraw it;

(b) you certify to Orbital that you are an Eligible Shareholder, as defined above; and

(c) you certify to Orbital that you have not applied for shares with an aggregate application price in excess of A$5,000 under the SPP even though you may have received more than one offer under the SPP or received offers in more than one capacity under the SPP.

HOW MUCH CAN BE INVESTED

All Eligible Shareholders may apply for a parcel of ordinary shares valued at A$500, A$1,000, A$2,000, A$3,000, A$4,000 or A$5,000. The minimum application is A$500 (being 3,333 shares) and the maximum application is A$5,000 (being 33,333 shares). Where the number of shares has been rounded down, you will not receive a refund of any rounding amount. Any such rounding amount balance will be paid to one or more charities nominated by Orbital.

Unless you are applying as a trustee or nominee, the maximum amount of A$5,000 will apply even if you receive more than one offer from us (for example, because you are a joint holder of shares or because you hold more than one shareholding under separate share accounts). Orbital reserves the right to reject any application for shares where it believes this rule has not been complied with.

A trustee or nominee registered as a holder of shares on account of one or more other persons (beneficiaries) where the beneficiary is expressly named on the register may make one application, for up to the maximum amount of A$5,000, for each of the beneficiaries. Such beneficiaries must not exceed the maximum amount by applying for shares under offers which they receive by virtue of being named on the share register in another capacity.

No brokerage or other transaction costs apply to purchases under the SPP.

ISSUE PRICE OF SHARES

The fixed price at which the ordinary shares will be issued under the SPP is A$0.15 per share.

You should note that the market value of the Companys shares may rise or fall between the date of this offer and the date that any shares are allocated to you as a result of your acceptance of this offer. This means that the subscription price you pay for shares may exceed the market price of the shares at the date of allotment of the shares under this offer. Neither the Company nor the Underwriter provide you with any assurance as to the market price of Orbital shares and there can be no certainty that Orbital shares will trade at or above the SPP issue price following their allotment.

You should seek your own financial advice in relation to this offer and your participation in the SPP.

NUMBER AND ALLOCATION OF SHARES

The minimum number of shares to be issued pursuant to the SPP is 13,333,333 million (thereby raising A$2.0 million, before costs). Should applications for SPP shares exceed this amount, the Board of Directors of Orbital may elect to allot additional shares to Eligible Shareholders. If such an election is not made, the Board may need to scale-back applications.

If scaling back does take place, all applications will be treated equally and scaled back on a pro rata basis. The difference between the parcel you selected and the scaled back amount, plus any surplus from rounding down your allocation, will be refunded to you without interest. The refund cheque will be enclosed with a transaction information statement sent to you following the allotment of shares under the SPP.

FOR EXAMPLE:

If the offer was oversubscribed by 20% and the Board resolved to only accept the minimum number of shares available under the SPP, your application would be scaled back by 20%. So, if you had originally applied for A$5,000 parcel, your application would be scaled back to A$4,000.

At the SPP price of A$0.15 per share, your allotment would then be scaled back and rounded down from 33,333 shares to 26,666 shares. The scaled back amount of A$1,000, plus any rounding amount, would be refunded to you without interest.

The Board of Directors of Orbital reserves the right, at its discretion, to amend any of the terms and conditions of the SPP at any time up to the time of issue of new shares under the SPP, or to extend the closing date. If the SPP is cancelled, all application money received from Eligible Shareholders will be refunded in full, without interest. If Orbital issues a lesser number of new shares than an Eligible Shareholder applied for, excess application money (including any rounding amount) will be refunded to the shareholder without interest. If applications are scaled back, the purchase price will remain unchanged at A$0.15 per share.

ISSUE OF SHARES

Orbital will, promptly after allotment of shares under the SPP, make application for the shares to be listed for quotation on the official list of the ASX. It is anticipated that any shares allotted to you under the SPP will be quoted on the ASX on or about 21 December 2006 and you should receive your holding statement or confirmation of the number of shares allotted to you shortly after that date.

All new shares issued under the SPP will rank equally with existing fully paid ordinary shares in Orbital at the date of allotment and will carry the same voting rights and other entitlements as from the allotment date.

TIMETABLE

Record Date 21 November 2006

Offer closes 7 December 2006 (at 5.00 pm Perth time)

Issue and quotation of shares under the SPP 21 December 2006

These dates are indicative only. The Company reserves the right to vary the dates and times of the SPP without notice. Accordingly, Eligible Shareholders are encouraged to submit their completed Entitlement and Acceptance Form as early as possible.

UNDERWRITING

If the amount raised under the SPP is less than A$2.0 million, the Underwriter will subscribe for the number of shares equivalent to any shortfall arising at the close of the SPP. This obligation arises under an Underwriting Agreement that Orbital entered into with the Underwriter on 14 November 2006. The Underwriting Agreement is subject to usual events of termination, including market and index based events.

Certain fees are payable by Orbital to the Underwriter on the total amount raised under the SPP.

In the event that the Underwriting Agreement is terminated, then the amount of new capital raised by Orbital will be $4.0 million (under the initial share placement announced on 14 November 2006) plus any amount raised from Eligible Shareholders under the SPP, less the expenses of the issues.

DISPUTES

Orbital may settle in any manner it thinks fit any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the SPP, whether generally or in relation to any participant or application. The decision of Orbital will be conclusive and binding on all participants and other persons to whom the determination relates.

Orbital reserves the right to modify or waive strict compliance with any provision of these terms and conditions. The powers of Orbital under these conditions may be exercised by the Directors or any delegate of the Directors.

NOT REGISTERED IN THE UNITED STATES

The shares offered under the SPP have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or any U.S. state securities laws, and may not be offered or sold in the United States.

APPLICATION INSTRUCTIONS

This offer will close at 5.00 pm (Perth time) on Thursday 7 December 2006.

If you wish to apply for shares under the SPP, you should complete the enclosed Entitlement and Acceptance Form and forward it with your payment by cheque made payable to Orbital Corporation Limited - Share Purchase Plan Account to Orbitals Share Registry (details below) so that it is received by not later than 5.00 pm (Perth time) on Thursday 7 December 2006. A reply paid envelope is enclosed for the convenience of shareholders in Australia. Eligible Shareholders in New Zealand will need to affix the appropriate postage.

The return of an Entitlement and Acceptance Form with your cheque will constitute your irrevocable acceptance of all the terms and conditions of the SPP as detailed in this document. Orbital reserves the right to reject Entitlement and Acceptance Forms received after 5.00 pm (Perth Time) on Thursday 7 December 2006. If your Entiltlement and Acceptance Form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be treated as valid.

The decision of the Directors as to whether to treat your Entitlement and Acceptance Form as valid and how to construe, amend or complete it, shall be final. The decision on the number of shares to be allotted to you shall also be final. You will not, however, be treated as having offered to purchase more shares than is indicated on the Entitlement and Acceptance Form and for which cleared funds have been received. Orbital reserves the right to return your Entitlement and Acceptance Form and cheque and not allot any shares to you if all the terms and conditions of the SPP are not complied with.

If you have any questions in respect of the SPP, please contact:

Computershare Investor Services Pty Limited

Level 2

45 St George?s Terrace

Perth

Western Australia 6000

Telephone: 1300 557 010 or

+ 61 8 9323 2000

Facsimile:+ 61 8 9323 2033

OR

Mr Keith Halliwell

Company Secretary

Orbital Corporation Limited

4 Whipple Street

Balcatta

Western Australia 6021

Telephone:+61 8 9441 2311

Facsimile:+61 8 9441 2133

ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

Share Purchase Plan Entitlement and Acceptance

Offer closes 5.00 pm (Perth Time) 7 December 2006

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Record Date (date of offer): 21 November 2006

Price Per Share: 15 cents

This is an offer to Eligible Shareholders to subscribe for shares in Orbital Corporation Limited under the terms and conditions of the Share Purchase Plan set out on the back of this form and in the accompanying letter from the Chairman and Terms and Conditions document.

You can apply for a parcel of shares valued at A$500 (3,333 shares), A$1,000 (6,666 shares), A$2,000 (13,333 shares), A$3,000 (20,000 shares), A$4,000 (26,666 shares) or A$5,000 (33,333 shares).

The price per share for each Orbital share issued under this offer is A$0.15. The Price of A$0.15 per share represents a discount of approximately:

* 21.7% to the daily volume weighted average share price (VWAP) of shares traded over the five ASX trading days; and

* 4.2% to the VWAP of shares traded in the month,

before the Share Purchase Plan was announced.

The market price of shares in Orbital may rise or fall between the date of this offer and the date that the shares are allotted to you. This means that the issue price you pay for the shares may exceed the market price of the shares at the date of allotment of the shares under this offer. We recommend that you obtain your own financial advice in relation to this offer and consider price movements of shares in Orbital prior to accepting this offer.

The maximum number of 33,333 ordinary shares that each Eligible Shareholder may apply for will apply even if a qualifying shareholder received more than one offer (whether in respect of a joint holding or because the shareholder has more than one holding under separate share accounts). Orbital reserves the right to reject any acceptance where this rule has not been complied with.

By accepting the offer you agree to be bound by the terms and conditions of the Share Purchase Plan and the constitution of Orbital Corporation Limited.

Application for Shares

I/we being the abovementioned, being a registered Eligible Shareholder(s) in Orbital Corporation Limited as at the Record Date of 5.00 pm (Perth time) on 21 November 2006, apply for the number of ordinary shares in Orbital Corporation Limited as indicated below at an issue price of A$0.15 per share issued in accordance with the terms and conditions of the Orbital Corporation Limited Share Purchase Plan. I/we confirm that the aggregate of the amount payable under this application, and the application price for any other ordinary shares in Orbital Corporation Limited that I/we have applied for under a similar arrangement in the 12 months prior to making this application (including through joint holding(s), multiple share accounts or any holding in which I/we have a beneficial interest/s) does not exceed A$5,000.

To participate in the Share Purchase Plan shareholders must select only one of the following options. Please mark the selected box.

I/we wish to invest Selected Amount - please complete

A$500 (3,333 shares)

A$1,000 (6,666 shares)

A$2,000 (13,333 shares)

A$3,000 (20,000 shares)

A$4,000 (26,666 shares)

A$5,000 (33,333 shares)

Please complete the following cheque payment details:

Drawer

Bank

Branch or BSB

Amount

Cheques should be made payable to Orbital Corporation Limited - Share Purchase Plan Account and crossed Not Negotiable.

Telephone number where we may contact you during business hours. (_________) __________________________

Contact Name: _________________________

Offer Closes 5.00 pm (Perth time) 7 December 2006

Please note:

* Details of the Share Purchase Plan are contained in this Entitlement and Acceptance Form, in the enclosed letter from the Chairman and in the Terms and Conditions document which all should be read carefully.

* Payments may only be made by cheque or bank draft in Australian dollars and drawn on an Australian branch of a financial institution.

* Cheques or bank drafts are to be made payable to: Orbital Corporation Limited - Share Purchase Plan Account and crossed Not Negotiable.

* Cheques will be deposited on their day of receipt. Sufficient cleared funds should be held in your account as your acceptance may be rejected if your cheque is dishonoured. Receipts for payment will not be issued.

* Cash payments will not be accepted via the mail or at Computershare Investor Services Pty Limited.

* If you wish to accept this offer please return this Entitlement and Acceptance Form duly completed together with a cheque for the subscription amount, in the envelope provided, by 5.00 pm (Perth time) 7 December 2006.

* Orbital Corporation Limited may reject any application submitted for this offer, in its absolute discretion, or if this form is not completed in accordance with this offer, or is incomplete or if the correct amount payable is not tendered with this form.

* The Entitlement and Acceptance Form, the letter from the Chairman and the Terms and Conditions is not for distribution in the United States or to U.S. persons. The shares offered under the Share Purchase Plan have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or any U.S. state securities laws, and may not be offered or sold in the United States.

Receipt by Orbital Corporation Limited of this form duly completed, together with the full subscription amount, will constitute irrevocable acceptance in accordance with the terms and conditions of the Share Purchase Plan and the constitution of Orbital Corporation Limited by the shareholder named on this form. A signature on this form is not required.

This offer is not renounceable and as such may only be transferred after the shares are allotted.

QUESTIONS AND CONTACT DETAILS

If you have any questions regarding the Share Purchase Plan or how to deal with this offer, please contact your stockbroker or professional adviser or the following:

Computershare Investor Services Pty Limited or Mr Keith Halliwell

Phone: 1300 557 010 Company Secretary

Orbital Engine Corporation Limited

Phone (08) 9441 2311

Delivery Addresses for Entitlement and Acceptance Forms and Cheques:

By Post

By Hand

Orbital Corporation Limited

C/- Computershare Investor Services Pty Limited

GPO Box D182

Perth Western Australia 6840

Orbital Corporation Limited

C/-Computershare Investor Services Pty Limited

Level 2

45 St Georges Terrace

Perth Western Australia 6000

Return this form and cheque in the enclosed business reply paid envelope provided.

Offer Closes 5.00 pm (Perth time) 7 December 2006